Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell llp Paseo de la Castellana, 41 28046 Madrid

December 29, 2022

Re:	Codere Online Luxembourg, S.A. Post-Effective Amendment No. 3 to Form F-1 on Form F-3 Filed December 5, 2022 File No. 333-262940

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Kate Beukenkamp

Jennifer López Molina

Dear Ms. Beukenkamp and Ms. López Molina:

On behalf of Codere Online Luxembourg, S.A., a limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Effective Amendment No. 3 to the Registration Statement on Form F-1 on Form F-3 (File No. 333-262940) filed on December 5, 2022 (“Post-Effective Amendment No. 3”) contained in the Staff’s letter dated December 20, 2022 (the “Comment Letter”).

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive action taken.

Post-Effective Amendment No. 3 to Form F-1 on Form F-3

General

1.	We note the Form F-1 declared effective March 11, 2022 registered the resale of 8,034,500 Ordinary Shares and 37,000 Parent Warrants and that you seek to now register the resale of 40,391,000 Ordinary Shares and 185,000 Parent Warrants via post-effective amendment. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rules Compliance and Disclosure Interpretation Question 210.01.

Response: The Company respectfully advises the Staff that, on the date hereof, the Company has filed with the Commission (i) Post-Effective Amendment No. 4 to the Registration Statement on Form F-1 on Form F-3 (File No. 333-262940) (“Post-Effective Amendment No. 4”) to revise the disclosure to relate to the 8,034,500 Ordinary Shares and 37,000 Parent Warrants originally registered pursuant to the Registration Statement on Form F-1 declared effective on March 11, 2022 (File No. 333-262940), and (ii) a separate Registration Statement on Form F-3 relating to 38,606,500 Ordinary Shares and 148,000 Parent Warrants.

The Company is sending, under separate cover, a marked copy of Post-Effective Amendment No. 3 against Post-Effective Amendment No. 4.

Capitalized terms used but not defined within this letter have the meanings ascribed to them in Post-Effective Amendment No. 4.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Moshe Edree, Chief Executive Officer

Codere Online Luxembourg, S.A.

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